



Kristin P. · 2nd in

Chief Administrative Officer LightPoint Financial Technology

New York, New York · 500+ connections · **Contact info**

LightPoint Financial Technology

Experience



Chief Administrative Officer
LightPoint Financial Technology
Jan 2017 – Present · 3 yrs
Greater New York City Area



CEO/CFO Co-Owner
3 Some Chocolates
Jan 2017 – Present · 3 yrs
Greater New York City Area

3 Some Chocolates is made with finest premium chocolates! We name our Chocolate 3 Some because we give you the best of 3 worlds in one bar with the fusion of three different chocolates; dark, milk and white. Our bars and products are made with unique ingredients passed down from generations of amazing family recipes, packaged in designer box ...**see more**

 Strawberry Crush Bar

 3 Some Chocolates

Senior Executive Assistant
Deimos Asset Management
Jan 2015 – Dec 2016 · 2 yrs

Finance

Education



City University of New York City College
Master of the Arts, International Relations
Activities and Societies: International Relations Club: President

Georgia Institute of Technology
Bachelor of Science (B.S.)
Activities and Societies: Student Government Association (SGA)

Georgia Institute of Technology

Skills & Endorsements

Event Management · 21

Kashif Sohail and 20 connections have given endorsements for this skill

Marketing · 21

Kashif Sohail and 20 connections have given endorsements for this skill

Event Planning · 16

Kashif Sohail and 15 connections have given endorsements for this skill

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